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                                  EXHIBIT 4.4


Resolutions adopted by the Board of Directors of the Company on March 28, 2000 amending the 1998 Nonstatutory Stock Option Plan and the 1997 Nonstatutory Stock
Grants:

               RESOLVED, that the term of stock options held by a Director who retires (whether by resignation or by expiration of his or her term of office) from the board within six months of the date of an annual meeting of shareholders held on a date on which he or she would be in excess of seventy (70) years of age, shall not terminate as a result of his or her retirement but shall continue until terminated by the provisions of such stock options relating to the term of such options, death or disability; provided, however, no unvested stock options shall vest during the period after service as an active Director by virtue of the extension of the term provided by this resolution.